Contact

gavin@kickstartfund.com

www.linkedin.com/in/
gavinchristensen (LinkedIn)
kickstartseedfund.com (Other)

Top Skills

Venture Capital

Start-ups

Due Diligence

Languages

Bokmï¿½l, Norwegian

Gavin Christensen

Founder and General Partner at Kickstart

Salt Lake City Metropolitan Area

Summary

Venture Capital professional with background in strategy consulting
and sales. I am currently Managing Director of Kickstart Seed Fund
which I started in 2008

Specialties: Early stage venture financing. Deep network in VC
and startup community particularly in the West. Deal sourcing, due
diligence, syndication, monitoring etc...

Experience

Kickstart

15 years 2 months

Founder and General Partner at Kickstart
November 2007 - Present (15 years 2 months)
Salt Lake City Metropolitan Area

Founder and Managing Partner
November 2007 - Present (15 years 2 months)
Greater Salt Lake City Area

In partnership with the Utah ecosystem, I launched Kickstart Seed Fund in
Summer, 2008. Kickstart is a seed-stage investment fund that is the most
active investor in the thriving Utah and Mountain West Tech Ecosystem.
To date, KSF has invested in nearly 100 companies. See our website,
kickstartfund.com for more details.

Lucid Software Inc.
Board Member
April 2014 - Present (8 years 9 months)
Greater Salt Lake City Area

Lucid is the parent company of two cloud-based visual productivity solutions:
Lucidchart and Lucidpress. Lucidchart is an essential visual productivity
platform that helps anyone understand and share ideas, information,
and processes with clarity. Lucidpress is an intuitive design and brand
management platform for creating on-brand content faster. Together, they

are utilized in over 180 countries by more than 15 million users, including Amazon, Delta, Visa, Toyota, Procter & Gamble, and 96 percent of the Fortune 500. Lucid's partners include industry leaders such as Google, Atlassian, Amazon Web Services, Salesforce, and Microsoft. Since the Utah-based company's founding in 2010, it has received numerous awards for its business and workplace culture.

The Lucid team has expanded from one ambitious college student wanting to improve the way he worked to a team of nearly 400 employees helping people around the world work visually. With teams dedicated to front and back-end engineering, customer service, sales, marketing, product, and quality assurance, Lucid is a company that has grown tremendously in the last several years and expects to continue that growth for many years to come. From day one, the Lucid team has been scrappy, innovative, bent on growing like crazy, and wildly successful. The company holds true to its core values, which include teamwork over ego, innovation in everything we do, individual empowerment, initiative, and ownership, and passion and excellence in every area.

Spiff Inc
Member Board Of Directors
June 2018 - Present (4 years 7 months)
Greater Salt Lake City Area

Chatbooks
Board Member
August 2014 - Present (8 years 5 months)
Provo, Utah Area

Today, our experiences and memories are more valuable than ever—and Chatbooks helps you hold on to what matters. We collectively take over 3 trillion photos each year, and most of those memories get lost in a digital abyss, never to see the light of day.

Chatbooks is on a mission to make creating a photo book as easy as taking a picture. The $10 photo books, which automatically pull photos from your Instagram, Facebook, and Camera Roll via 5-Star iPhone and Android apps, are designed to tell the ongoing story of your life with zero effort. And with the recent addition of Chatbooks' machine learning-based auto-curation technology, it's now easier than ever to get your best photos off of your phone and into your hands.

Chatbooks was recently recognized as Utah's fastest-growing startup by the Top 25 Under 5, as a 2016 Utah Top 100 Emerging Elite Winner, as well as Utah Valley's #1 startup to watch. We've raised over $20 million in venture capital financing, and are proud to be backed by Utah's best venture funds. Chatbooks is headquartered at the base of Mount Timpanogos, on the banks of the Provo River at the mouth of Provo Canyon. We're just minutes from some of the best and most diverse outdoor living in the entire US.

Nomad
Board Member
May 2021 - Present (1 year 8 months)
Denver, Colorado, United States

The Elements Financial Monitoring System™
Board Member
October 2021 - Present (1 year 3 months)
Salt Lake City, Utah, United States

Zencastr
Board Member
December 2020 - Present (2 years 1 month)
Salt Lake County, Utah, United States

Claravine
Board Member
May 2018 - Present (4 years 8 months)
Provo, Utah Area

At Claravine our mission is to provide digital marketing data governance for analytics and marketing teams. Many companies are forced to make budget decisions based on partial or inaccurate data. Our clients never have to wonder if their campaign summaries are correct; they are. And they are produced and maintained at a fraction of the cost our clients were spending before they met us. Please visit our website and request a free professional consultation.

CloudApp
Board Member
May 2019 - Present (3 years 8 months)
Greater Salt Lake City Area

RackWare Inc.
Board Member
January 2013 - Present (10 years)
San Jose, CA

RackWare is focused on delivering solutions to easily and cost-effectively enable the use of cloud for today's enterprises.

Localfluence Inc.
Board Member
October 2018 - Present (4 years 3 months)
Lehi, Utah

Photopharmics
Board Member
November 2012 - Present (10 years 2 months)

Photopharmics is developing a therapy for Parkinson's using light therapy.

Monarx, Inc.
Board Observer
April 2017 - Present (5 years 9 months)
Greater Salt Lake City Area

Monarx protects web environments against attack. Our cloud delivered server protection provides continuous real-time malicious script detection and proactive prevention along with an integrated hunting and remediation engine. Our solution hardens servers and applications reducing the attack surface, by providing actionable intelligence about web security posture based on real world best practices. Monarx is leading the way in non-signature based post exploit prevention.

National Venture Capital Association
Board member
May 2022 - Present (8 months)
Washington DC-Baltimore Area

Stance Socks
Investor
July 2012 - Present (10 years 6 months)
Greater San Diego Area

TaskEasy
Board Observer
October 2014 - November 2022 (8 years 2 months)
Greater Salt Lake City Area

TaskEasy is a hyperlocal technology provider and the first company to apply automated services model nationwide with a primary focus on lawn care and yard maintenance ancillary services. The company's mission is to make buying lawn maintenance services as easy for customers as buying products online, while helping reliable contractors generate more business. TaskEasy's patent-pending formula establishes fair market pricing for these services in statistical metropolitan areas in all 50 U.S. states. This means customers and contractors don't have to haggle on price and can instead focus on quality service delivery. Since its consumer launch in April 2013, TaskEasy has performed over one million tasks in over 12,000 cities across the U.S. and has established a network of more than 10,000 screened and rated contractors. The company is headquartered in Salt Lake City, Utah. For more information, please visit www.TaskEasy.com

Qzzr
Board Member
September 2014 - October 2022 (8 years 2 months)
Greater Salt Lake City Area

Qzzr helps top brands like ESPN, LinkedIn, HBO, Red Bull, and Marriott to create intelligent interactive content. Our Software, Studio, and Science offerings deliver increased exposure, engagement, conversions, and insights. Last year, over 358 million people used our tools.

Grow.com
Board Member
November 2014 - April 2022 (7 years 6 months)
Provo, Utah Area

Grow is the simplest business intelligence (BI) dashboard software for small and medium businesses that makes it easy to track the right metrics, make good decisions and lead with confidence.

Quickly set up dashboards in minutes, not months; connect data sources like QuickBooks, Salesforce and Zendesk—along with your own databases and spreadsheets—without waiting for IT. Grow helps you grow your business faster by allowing everyone to see the score. Employees engage when they know the score and what they can do to win. Leaders who know inspire confidence, respect, admiration, and loyalty so they can lead their teams to success.

Podium
Investor
July 2014 - November 2021 (7 years 5 months)

Lehi, Utah

We believe that every business should participate in building a thriving local ecosystem. So we're building tools that make interacting easier and more convenient for everyone.

We started with a single product that helps businesses collect and manage reviews on the sites that matter most. But that was just the beginning. We've since released Messenger to help make interactions between businesses and consumers more convenient and analysis tools like Sentiment Report to provide quicker, deeper insights into what consumers love most about your business.

We're out to power interactions for every local business – regardless of size. We help some of the largest corporations in the world better connect with their customers, while enabling small businesses to do the same. We don't care about size, we care about interactions that make doing business more convenient.

Whatever makes your company special, we give you the tools to reach more people with that message and deepen their connections to your business through technology-enabled, human-driven touch points.

Chargeback.com
Board Member
January 2010 - May 2021 (11 years 5 months)

Chargeback.com is the leader in chargeback response and recovery for merchants around the world.

ZenPrint
Board Member
October 2011 - September 2020 (9 years)

ZenPrint is a leading provider of web-to-print software (SaaS) applications and related production and fulfillment services.

Banyan
Board Member
April 2015 - June 2019 (4 years 3 months)
Provo, Utah Area

At Banyan we help healthcare providers create patients for life by humanizing the patient experience for better patient engagement and outcomes. Our services include automated marketing, reputation management and patient communications solutions—all from a single source—resulting in better care with less cost and overhead. These solutions include a HIPAA-compliant social media app, social signs and campaigns, online reviews, patient information pop-ups, two-way texting, appointment reminders, listings and websites. In addition, Banyan's client success coaches teach providers how to connect with patients on a personal level, so they can form profitable lifelong relationships with them.

Jackrabbit Systems
Board Member
December 2009 - December 2018 (9 years 1 month)
Santa Fe, New Mexico Area

Jackrabbit Systems provides a SaaS tool that allows consumers to book live hotel and other inventory directly on the website of Destination Marketing Organizations (DMO's). This allows hotels to avoid costly fees to OTAs and to leverage the top-ranked organic traffic of DMOs.

Zerista, Inc.
Board Member
January 2011 - January 2016 (5 years 1 month)
Greater Denver Area

Zerista makes events smarter, more profitable and more engaging for B2B marketers and attendees.

Radiate Media
Board Observer
July 2009 - 2016 (7 years)

Matchbin is transforming community newspapers, radio stations, and TV stations from "traditional media" companies to "new online media" success stories. Matchbin creates and hosts content rich websites for these local media companies where loyal visitors are acquired via these trusted, local brands. Since launching our first Community Marketplace website in January 2008, Matchbin has grown to over 350 local websites and enjoys partnerships with many leading local media partners.

Fuze Network
Board Member
October 2010 - February 2015 (4 years 5 months)

Catheter Connections
Board Observer
May 2009 - 2015 (6 years)
Greater Salt Lake City Area

Catheter Connections has a range of products that prevent hospital acquired infections through simple, but powerful products.

Vutara
Board Observer
October 2010 - August 2014 (3 years 11 months)

Vutara enables researchers to study the structures and processes of cells at the single molecule level by delivering the first ever super-resolution, single-molecule localization microscope with 3D capability.

Juxta Labs
Board Member
November 2011 - July 2014 (2 years 9 months)
San Jose, CA

Juxta Labs creates entertaining social experiences by adhering to three essential pillars: self-expression, competition and enabling users to build relationships with friends and family.

Sales Rabbit
Board Member
September 2013 - March 2014 (7 months)
Provo, UT

Sales Rabbit is the ultimate tool for door-to-door sales reps. This app helps reps be more motivated, more efficient, more productive and ultimately sell more.

nanoMR
Board Member
May 2008 - October 2013 (5 years 6 months)

nanoMR has a device that allows hospitals to detect the presence of bacteria in the blood in a few minutes instead of days (current state of the art with blood culture.) Currently the company is working through pilot data with their device. If successful, this technology will solve thousands of live a year and revolutionize the Blood Culture industry.

GroSocial
Board Observer
August 2011 - January 2013 (1 year 6 months)

Panoptic Security
Board Member
August 2009 - December 2012 (3 years 5 months)

Innovative SaaS company that is solving the PCI (credit-processing) problem for Banks, ISOs and merchants.

vSpring Capital
Principal
2007 - April 2012 (5 years)

I was in charge of running vSpring's New Mexico office. I looked at early stage deals in broad range of industries including software, internet, biotech, clean energy, and nanotech.

google
Direct Sales / Vertical Markets
May 2006 - September 2006 (5 months)

I worked with the Direct Sales and Vertical Markets group helping to flush out an enterprise strategy for the Travel vertical.

vSpring Capital
Senior Associate
January 2003 - September 2005 (2 years 9 months)

vSpring is an early stage VC fund with $200 MM under management focused on Software, Networking and Drug Delivery. vSpring Fund I is currently a top decile performer (by IRR) for 2000 vintage year. (Cambridge Associates)

Managed full deal process: sourcing, due diligence, investment analysis, syndication, structuring, monitoring, and exiting. Took day to day lead on vSpring portfolio companies including Symbiot and PS#Soft. Symbiot board member, active board observer for 6 other software/ networking companies including Agilix, Cemaphore, Fatpipe Networks, LANDesk, Levanta, and XAware.

Monitor Group
Consultant
2000 - 2003 (3 years)

Worked as a strategy consultant for the Monitor Group Action Company in the Cambridge Office. My work at Monitor was focused in Pharma/ Biotech, Consumer products, and Private Equity.

Fidelity Investments
Investments Rep
1999 - 2000 (1 year)

Odfjell Tankers
Intern
1998 - 1998 (less than a year)

Education

Kellogg School of Management

MBA, Finance, Entrepreneurship, Marketing · (September 2005 - June 2007)

Brigham Young University

Econ, Economics, Literature, Business Management · (June 1994 - August 1999)